Cancer Capital Corp.
-----------------------------------------------------------------------------
2157 S. Lincoln Street * Salt Lake City, Utah 84106 * Telephone: 801-323-2395


June 30, 2006

VIA EDGAR
---------
Division of Corporation Finance
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant
            Racquel Howard, Staff Accountant
            Terence O'Brien, Staff Accountant

RE:   Cancer Capital Corp.
      Form 10-KSB for fiscal year ended December 31, 2005
      Filed March 31, 2006
      File No. 0-32363

Dear Tia Jenkins,

We are in receipt of your comment letter dated June 21, 2006, regarding the above identified annual report of Cancer Capital Corp. (the "Company"). This letter sets forth the Company's responses to your comments. The Company is filing this letter and the above identified amended annual report via EDGAR.

We have restated your comments below and each comment is followed by the Company's responses.

Report of Independent Registered Public Accounting Firm, Page 8
---------------------------------------------------------------

Comment No. 1.    One of the basic elements of the audit report is a statement that an audit includes "examining on a test basis evidence supporting the amounts and disclosures in the financial statements". This part has been omitted from the audit report. Please revise to provide an audit opinion that includes all of the required elements. Refer to paragraph 8 of AU Section 508.

Response: The auditor's report has been revised to include the required elements. See the second paragraph of the auditor's report on page 8.

                     ***********************

The Company acknowledges that:

..     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

..     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

..     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter and the amended Form 10-KSB adequately address your concerns. If you have further questions or comments please contact the Company's counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.


                                  Sincerely,


                                  /s/ John W. Peters

                                  John W. Peters
                                  President